Exhibit 99.6

ASSIGNMENT OF WARRANTS
This Warrant Assignment Agreement (this "Assignment"), dated as of September 27, 2018, is between Bocimar Hunter NV, a company incorporated under the laws of Belgium ("Assignor") and CMB NV, a company incorporated under the laws of Belgium ("Assignee").
WHEREAS, Assignor owns warrants (the "Warrants") representing the right to purchase 3,356,413 Class A common shares, par value $0.0001 per share, of Hunter Maritime Acquisition Corp., a Marshall Islands corporation; and
WHEREAS, Assignor desires to assign, effective as of September 27, 2018 (the "Assignment Date"), all of its right, title and interest in, to and under the Warrants to Assignee in accordance with this Assignment.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, by the parties hereto, intending to be legally bound, thereby agree as follows:
1.          Effective as of the Assignment Date, Assignor hereby assigns, without recourse, all of its right, title and interest in, to and under the Warrants to Assignee, and Assignee hereby accepts all such right, title and interest.
2.          Effective as of the Assignment Date, Assignee hereby assumes all of the rights and obligations arising from such Warrant.
3.          Each of the Assignor and the Assignee (a) has the requisite power and authority to execute, deliver and perform this Assignment, and (b) is duly authorized to, and has been authorized by all necessary action, to execute, deliver and perform this Assignment.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required in connection with the due execution, delivery or performance by either Assignor or Assignee of this Assignment, except such authorizations or approvals or other actions which have been obtained or where the failure to obtain, in each case, could not reasonably be expected to have a material adverse effect. This Assignment has been duly executed and delivered and constitutes the legal, valid and binding obligation of each of Assignor and Assignee, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws limiting creditors' rights generally or general equitable principles.
4.          This Assignment shall be governed by and construed in accordance with the laws of the State of New York. Any legal action or proceeding in connection with this Assignment or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first written above.
ASSIGNOR:

BOCIMAR HUNTER NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

ASSIGNEE:

CMB NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director